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Byron B. Rooney

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 450 5658 fax byron.rooney@davispolk.com

October 22, 2018

Re:	StoneCo Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed October 16, 2018

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Effie Simpson, Staff Accountant

Claire Erlanger, Staff Accountant

Tonya Aldave. Attorney-Advisor

J. Nolan McWilliams, Attorney-Advisor

Ladies and Gentlemen:

On behalf of our client, StoneCo Ltd., a Cayman Islands exempted company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No.1 to Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated October 19, 2018 (the “Comment Letter”).

In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. We are also sending, under separate cover, a copy of the revised Registration Statement and a copy of the Registration Statement showing the changes to the Registration Statement filed with the Commission on October 16, 2018.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

2	October 22, 2018

Amendment No. 1 to Registration Statement on Form F-1, Filed October 16, 2018

General

1.

We note from your disclosure on page 13 that you define the Reclassification to mean that immediately prior to the offering you intend to reclassify each of your existing shares that is designated as an ordinary voting share or as a Class C share, as one Class B common share, and you also intend to reclassify each of your existing shares that is designated as an ordinary non-voting share as one Class A common share. Please revise your disclosure in the 2nd bullet point at the top of page 60 to be consistent with this Reclassification definition. Also, based on the adjustments disclosed in the 2nd bullet point, we are not clear as to how the amount of Class A and Class B common shares has been calculated on an as adjusted basis. Please provide us your calculations and revise your bullet point to include any other amounts or share transactions that are considered in the as adjusted balance, such as the July 2018 share repurchase.

Response:

The Company respectfully acknowledges the Staff’s comment. As disclosed, as a result of the 126-for-one Share Split of our existing shares effective as of October 14, 2018, the Company’s historical financial statements have been retroactively adjusted to reflect share counts and per share data as if the Share Split had been in effect for all periods presented. The Company advises the Staff that the amount of Class A and Class B common shares has been calculated on an as adjusted basis as follows:

Class A Common Shares: The Company’s financial statements disclose that there were 60,885,720 ordinary non-voting shares outstanding as of June 30, 2018. The Capitalization section adjusts these ordinary non-voting shares to give effect to the following items, in order to calculate the number of Class A common shares to be outstanding:

(i)

the Reclassification, immediately prior to the closing of this offering, of each of the Company’s existing shares that is designated as an ordinary non-voting share as one Class A common share, resulting in 60,885,720 Class A common shares;

(ii)

the issuance of 5,333,202 Class A common shares to certain of the Company’s employees upon consummation of this offering in exchange for equity awards that they hold in the Company’s subsidiaries, resulting in 66,218,922 Class A common shares;

(iii)

the issuance of (A) 22,394 Class A common shares underlying outstanding RSUs that will vest in connection with the offering, and (B) 4,421 Class A common shares to the Company’s founder shareholders as anti-dilutive shares pro rata upon the vesting of such RSUs, resulting in 66,245,737 Class A common shares;

(iv)

the issuance of 233,856 Class A common shares as part of the purchase price consideration for the Company’s acquisition of the remaining 44.0% interest in Equals to be effective upon the consummation of the offering, resulting in 66,479,593 Class A common shares;

3	October 22, 2018

(v)	the issuance of 45,818,182 Class A common shares by the Company in the offering, resulting in 112,297,775 Class A common shares;

(vi)

the conversion of 1,357,833 Class B common shares into an equal number of Class A common shares in connection with the sale of 1,909,091 Class A common shares by the selling shareholders in the offering, resulting in 113,655,608 Class A common shares; and

(vii)	the sale of 4,545,455 Class A common shares by the Company in the Ant Financial Placement, resulting in 118,201,063 Class A common shares to be outstanding after giving effect to the above items.

Class B Common Shares: The Company’s financial statements disclose that there were 154,685,538 ordinary voting shares and 7,695,072 Class C shares outstanding as of June 30, 2018. The Capitalization section adjusts these ordinary voting shares and Class C shares to give effect to the following items, in order to calculate the number of Class B common shares to be outstanding:

(i)

the Reclassification, immediately prior to the closing of this offering, of each of the Company’s existing shares that is designated as an ordinary voting share or as a Class C share, as one Class B common share, resulting in 162,380,610 Class B common shares;

(ii)

the repurchase of 1,814,022 Class C shares on July 17, 2018 by the Company from an entity owned by certain of the Company’s founding partners and senior executives, resulting in 160,566,588 Class B common shares; and

(iii)

the conversion of 1,357,833 Class B common shares into an equal number of Class A common shares in connection with the sale of 1,909,091 Class A common shares by the selling shareholders in the offering, resulting in 159,208,755 Class B common shares to be outstanding after giving effect to the above items.

The Company further advises the Staff that it has revised its disclosure on pages 61 and 62 of Amendment No. 2 to include additional clarifications in respect of the foregoing.

2.

We note your disclosures in the fifth paragraph, regarding an issuance of 47,996 shares under a share based compensation plan, and that the expense was measured using the fair value of shares issued in a private placement to multiple third party investors on arms length terms, whose valuation was based on discussions with management and their own due diligence. We also note that you believe that the difference between fair value of the December 27, 2017 issuance and the expected IPO price is the result of the high level of growth achieved by the company, and a customary liquidity discount for privately issued securities without an established trading market. Considering that the originally issued shares can now be exchanged for significantly higher value Class A common shares, please clarify whether the 7,458 shares the original 47,996 will be converted into are post split. If the amount of shares disclosed are pre-split, please revise to clarify the post-split amount and tell us what consideration was given to treating this event as a modification (based on the exchange or any other change in terms) for which incremental expense should be recorded pursuant to IFRS 2. As part of your response, please clarify whether the December 2017 awards and the private placement instruments were identical in terms. We may have further comment upon reviewing your response.

4	October 22, 2018

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 99 and 100 to clarify the number of shares on a pre-Share Split and post-Share Split basis, as well as the information outlined below.

The Company advises that it expects to account for the exchange of Co-Investment Shares for Class A common shares in connection with the offering as a modification event under IFRS 2, in the fiscal quarter in which the offering takes place (ie. the three months ended December 31, 2018). However, the Company believes that the Co-Investment Shares and the Class A common shares for which they will be exchanged are substantially identical in terms and, as a consequence, their estimated fair value should be substantially the same at the replacement date (being the date at which the exchange occurs). Due to StoneCo Ltd. being a holding company without any material operations, assets or liabilities of its own, and the exchange ratio to be applied to the Co-Investment Shares, the economic interest in the consolidated corporate group that each Co-Investment Share represented is the same as the economic interest of the consolidated corporate group represented by the number of Class A common shares that will be issued upon exchange. In addition, the 10-year lock-up period that was applicable to the Co-Investment Shares will equally apply to the Class A common shares issued upon exchange that will be held by holders of the previous Co-Investment Shares after the offering. Therefore, the Company does not expect to recognize incremental share-based compensation expense in connection with the exchange.

In addition, the Company advises that the Co-Investment Shares issued in December 2017 and the ordinary non-voting shares issued in the December 2017 private placement were substantially identical in terms. Neither instrument entitled its holder to vote in an ordinary meeting of shareholders of the Company. As stated above, the economic interest in the consolidated corporate group that each Co-Investment Share represented is the same as the economic interest of the consolidated corporate group represented by the number of Class A common shares that will be issued upon exchange. Furthermore, each ordinary non-voting share will be reclassified into Class A common shares on a one-for-one basis in connection with the offering. Accordingly, the economic interest in the consolidated corporate group that each Co-Investment Share represented is the same as the economic interest of the consolidated corporate group represented by the number of ordinary non-voting shares that will be reclassified into Class A common shares in connection with this offering.

3.

We note your disclosure from page 11 that immediately following this offering of Class A common shares, your founder shareholders will own none of your Class A common shares and 61.4% of your Class B common shares, resulting in their ownership of 35.6% of your outstanding common shares, and, consequently, 57.2% of the combined voting power of your common shares. These entities, to the extent they act together, will control a majority of your voting power and will have the ability to control matters affecting, or submitted to a vote of, your shareholders. As a result, these shareholders may be able to elect the members of your board of directors and set your management policies and exercise overall control over you. In light of the materiality of this relationship and pursuant to paragraph 13 of IAS 24, please add disclosure in the notes to the financial statements in this regard.

5	October 22, 2018

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-23 and F-24.

* * *

In addition, we call to the attention of the Staff an addition to Amendment No. 2 to the Registration Statement filed on the date hereof. The Company has entered into an agreement to sell U.S.$100.0 million of Class A common shares to a wholly-owned subsidiary of Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the People’s Republic of China (“Ant Financial”), in a placement exempt from registration pursuant to Regulation S under the U.S. Securities Act of 1933, as amended. The price per share sold in this placement to Ant Financial will be the price per share to the public in the initial public offering. Accordingly, the disclosure through the Registration Statement has been revised to reflect this placement and the proceeds to be received therefrom.

Should any questions arise, please do not hesitate to contact me at 212-450-4658 or byron.rooney@davispolk.com or Elliot M. de Carvalho at 55-11-4871-8405 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information. Thank you for your time and attention.

Very truly yours,

/s/ Byron B. Rooney

cc:	Thiago Piau, Chief Executive Officer, StoneCo Ltd.

Lia Matos, Chief Strategy Officer, StoneCo Ltd.

Colin J. Diamond, White & Case LLP

John R. Vetterli, White & Case LLP